For immediate release

FAIRMONT HOTELS & RESORTS INC. REPORTS SECOND QUARTER 2005 RESULTS

TORONTO, July 26, 2005 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the three and six months ended June 30, 2005. These financial results have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

Second Quarter 2005 Highlights

•	Diluted income per share (“diluted EPS”) increased 25% over second quarter 2004. Excluding the impact of sold hotels, a real estate gain and tax recovery, diluted EPS rose 24%.

•	Excluding the impact of sold hotels and land sale proceeds in 2004, total revenues improved 13.1%.

•
Revenue per available room(1)  (“RevPAR”) for the comparable managed portfolio improved 8.3%, driven by RevPAR growth of 9.4% at the comparable U.S. and International managed portfolio. The Canadian managed portfolio experienced RevPAR increases of 6.9%.

•	Assumed management of the former Sutton Place Hotel in Newport Beach, California.

•	Expanded the Fairmont brand to Africa by assuming management of five properties in Kenya.

•	Repurchased 0.8 million common shares for a total cost of $28 million.

“Our second quarter earnings before interest, taxes, other expenses and amortization of $50.5 million were in line with our expectations,” said William R. Fatt, FHR’s Chief Executive Officer. “It is important to note that the comparability of our 2005 results, specifically our hotel ownership operations, are affected by the two hotels we sold in 2004.”

Revenues (In millions of U.S. dollars)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Reported Revenues	$205.7	$219.2	$385.0	$396.3
Less: Amounts attributable to hotels sold in 2004	-	23.3	-	47.7
Proceeds from sale of undeveloped land	-	14.1	-	15.4

Revenues adjusted for hotels sold and land sale	$205.7	$181.8	$385.0	$333.2

Diluted income per share	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Diluted income per share	$0.45	$0.36	$0.39	$0.36
Less: Amounts attributable to hotels sold in 2004	-	0.05	-	0.10
Gain on sale of undeveloped land	-	0.10	-	0.11
Tax recovery	0.19	-	0.19	-

Diluted income per share adjusted for hotels sold, land sale and tax recovery	$0.26	$0.21	$0.20	$0.15

Second Quarter Ownership Operations

Hotel ownership revenues:

Comparable(2) revenues	Canada	U.S.	International	Total
Increase (decrease) from second quarter 2004	12.1%	12.1%	(1.2%)	9.3%

•
Canadian Owned Hotels: Revenues for the Canadian owned hotels were impacted by the 8% appreciation of the Canadian dollar against the U.S. dollar when compared to the second quarter of 2004. The balance of the increase was primarily driven by The Fairmont Chateau Lake Louise, which enjoyed revenue growth of approximately 22.1%, largely due to the resort’s additional guestrooms and meeting facility.

•
Comparable U.S. Owned Hotels: Revenue improvements for the comparable U.S. owned hotels were led by The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii with revenue growth of 16% and 17%, respectively.

•
Comparable International Owned Hotels: The decrease in revenues for the comparable International owned hotels was due to a 3.7% decline in revenues at the Mexican resorts. While the Mexican resorts experienced lower leisure transient demand in the second quarter compared to the prior year, expectations are that the resorts will experience strong full year growth on a year over year basis.

Hotel ownership EBITDA(3):

Comparable EBITDA	Canada	U.S.	International	Total
Increase (decrease) from second quarter 2004	6.6%	19.3%	(14.3%)	5.9%

•
Canadian Owned Hotels: EBITDA for the Canadian owned hotels was boosted by an appreciation of the Canadian dollar, which affected both revenues and expenses at these hotels. When denominated in Canadian dollars, EBITDA was relatively unchanged.

•	Comparable U.S. Owned Hotels: All the comparable U.S. owned properties contributed to this improvement led by The Fairmont Orchid, which experienced an 11.9% increase in RevPAR.
•	Comparable International Owned Hotels: The decrease in EBITDA was due to weaker year over year operating performance at the Mexican resorts, which experienced a 4.2% decline in RevPAR.

Hotel ownership EBITDA margin:

Comparable EBITDA margin	Canada	U.S.	International	Total
Increase (decrease) from second quarter 2004	(30bp)	130bp	(300bp)	(60bp)

•
Canadian Owned Hotels: EBITDA margins for the Canadian owned hotels decreased slightly primarily as a result of a 1.8 percentage point decrease in occupancy and higher costs resulting from the appreciation of the Canadian dollar.

•	Comparable U.S. Owned Hotels: Strong occupancy growth of 5.4 percentage points was the key driver of EBITDA margin improvement for this region.
•
Comparable International Owned Hotels: The comparable International owned portfolio experienced a decline in margins primarily due to the RevPAR decline at the Mexican resorts. 90% of the RevPAR decrease at the Mexican resorts was driven by a drop in average daily rate (“ADR”).

Comparable Owned Portfolio Operating Statistics:

Increase (decrease) from second quarter 2004	Canada	U.S.	International	Total
RevPAR	5.6%	8.1%	(1.0%)	4.7%
ADR	8.5%	0.4%	(0.8%)	4.5%
Occupancy	(1.8) points	5.4 points	(0.8) points	0.1 points

•
Canadian Owned Hotels: The improvement in ADR is as a result of the appreciation of the Canadian dollar. A decline in leisure transient demand resulted in a 1.8 percentage point decline in occupancy compared to last year. Adjusting for the foreign exchange impact, RevPAR for the Canadian owned portfolio was down 3.3%.

•	Comparable U.S. Owned Hotels: The U.S. owned comparable portfolio enjoyed strong occupancy driven by increased group demand from both the tour and business meetings segments.
•	Comparable International Owned Hotels: The International owned comparable portfolio was impacted by a year over year decrease in leisure business at the Mexican resorts.

Real estate activities: Real estate activities in the second quarter produced revenues of $2.0 million and a $0.4 million loss to EBITDA. This was generated primarily by Fairmont Heritage Place, FHR’s vacation ownership business.  Real estate activities for the same period in 2004 generated $18.1 million in revenues and an $8.3 million contribution to EBITDA, as a result of the sale of a block of undeveloped land in Vancouver for proceeds of $14.1 million and a gain of $8.3 million.

Second Quarter Management Operations

Increase (decrease) from second quarter 2004	Fairmont	Delta
Revenues under management	11.9%	16.1%
Management fee revenues	17.5%	(5.6%)
Worldwide RevPAR	8.3%	13.4%
Worldwide ADR	7.3%	9.7%
Worldwide Occupancy	0.6 points	2.3 points

Fairmont
•
Revenues under management of $498 million increased 11.9% over 2004. The addition of The Savoy, A Fairmont Hotel, The Fairmont Monte Carlo, the reopening of The Fairmont Southampton and improved operating results at the U.S. and International hotels, all contributed to this increase.

•	Management fee revenues were up 17.5% to $16.1 million, largely due to the increase in revenues under management.
•
For the Fairmont comparable managed portfolio, RevPAR increased 8.3% to $128.03. RevPAR for the comparable U.S. and International portfolio showed solid improvement up 9.4%, resulting from a 5.9% increase in ADR combined with an occupancy gain of 2.2 percentage points. The Canadian comparable portfolio reported a 6.9% RevPAR improvement, driven primarily by an increase in ADR of 8.4% while occupancy was down 1.0 percentage point. Adjusting for the foreign exchange impact, RevPAR for the Canadian portfolio was down 2.1% for the quarter.

Delta
•	Delta’s revenues under management increased 16.1% to $108 million, primarily due to the appreciation of the Canadian dollar.
•
Management fee revenues for the second quarter were $3.4 million compared to $3.6 million in the same period in 2004. The decrease in management fee revenues relates to an early termination payment of $0.5 million received during the second quarter of 2004.

•
RevPAR increased 13.4% over the second quarter of 2004 resulting from a 9.7% ADR increase and a 2.3 percentage point improvement in occupancy. Adjusting for the foreign exchange impact, RevPAR was up approximately 4%.

Other expenses

During the second quarter, the Company pursued a major portfolio acquisition opportunity, which it did not complete. $3.3 million (diluted EPS of $0.04) of development costs primarily associated with this activity were expensed in the quarter.

Income tax expense (recovery)

Income tax recovery for the second quarter was $9.3 million versus an income tax expense of $6.5 million in 2004. FHR reached a settlement with Canadian tax authorities in the quarter and booked a $14.6 million tax recovery to partially reflect this settlement. Adjusting for this tax recovery, the effective tax rate for the second quarter would be 21%. In the second quarter, FHR’s International owned hotels in non-taxable jurisdictions usually produce a greater portion of pre-tax income than in other quarters. As a result, the effective tax rate for the second quarter is lower than the expected full-year tax rate of approximately 27%.

Six Months Consolidated Results

For the six months ended June 30, 2005 consolidated EBITDA was $72.7 million compared to $96.6 million for the same period in 2004. Excluding the two hotels sold, The Fairmont Southampton and the gain on sale of undeveloped land in 2004, EBITDA increased 2.1% to $66.8 million.

General and administrative expenses for the first half of the year were $18.3 million compared to $12.1 million for the same period in 2004. General and administrative expenses for the first six months of 2005 include a $2.9 million charge relating to stock appreciation rights granted to certain former Canadian Pacific Limited (“CPL”) employees prior to the 2001 reorganization that continue to be an obligation of FHR. The remainder of the increase relates to higher development and long-term incentive compensation costs of $3.3 million. The appreciation of the Canadian dollar also had a negative impact on expenses, the majority of which are incurred in Canada.

Net income for the first half of the year was $30.1 million (diluted EPS of $0.39), compared to the prior year’s net income of $28.4 million (diluted EPS of $0.36). Excluding the impact of sold hotels, real estate gains and the tax recovery, diluted EPS increased 33% from $0.15 to $0.20.

Capital Expenditures

Capital expenditures for the three and six months ended June 30, 2005, totaled $13.6 million and $40.2 million, respectively. The Company expects its 2005 hotel related capital budget to be in the range of approximately $55 - $65 million. The majority of the capital budget is expected to be spent on maintenance projects.

Announcements and Corporate Activities

On July 14th, FHR sold a parcel of land in Vancouver for net proceeds and an after-tax gain of $17 million, which will be recorded in the third quarter. The Company continues to have one significant block of land in Vancouver’s Coal Harbour which is zoned for mixed use hotel, office and residential development.

FHR assumed management of the 444-room hotel formerly known as the “Sutton Place Hotel” in Newport Beach, California on July 12th. A $22 million phased renovation of the hotel’s guestrooms, public areas and facilities has commenced.

On May 11th, FHR assumed management of The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club, all located in Kenya. Following approximately $25 million in enhancements which are expected to be completed in mid-2006, this collection of properties will be rebranded Fairmont hotels. The five hotels were acquired by a corporation formed by FHR, Kingdom Hotel Investments and IFA Hotels & Resorts. FHR holds an approximate 15% equity interest in the joint venture.

During the quarter, FHR repurchased 0.8 million shares under its normal course issuer bid for a total cost of $28 million. For the first half of the year, FHR has repurchased 1.8 million shares at a cost of $60.7 million. Approximately 4.9 million shares remain available for repurchase under the Company’s existing normal course issuer bid authorization.

Outlook

“We are delighted to add Newport Beach and Kenya this quarter to our growing list of Fairmont destinations,” noted Mr. Fatt. “The growth of the Fairmont brand continues to remain a key focus for the Company as we aim to increase the distribution of the brand and further raise the exposure of our existing portfolio.”

“RevPAR for our Canadian owned resorts continue to perform in-line with their specific North American competitive set but operating costs are increasing as a result of the appreciation of the Canadian dollar,” said Mr. Fatt. “U.S. travel to Canada is down on a year over year basis and our Canadian owned resorts and managed properties in major Canadian gateway cities rely heavily on this traffic, particularly in the second and third quarters. At our owned resorts, the decrease has been somewhat offset by growth in Asian and European demand.”

“There are currently two major challenges impacting our Canadian city-center managed properties, the first being the year over year decrease in U.S. travel to Canada, particularly short-haul traffic. Appreciation of the Canadian dollar and border hassles are two important factors that are deterring short-haul travelers to Canada,” commented Mr. Fatt. “The second challenge is the softness in convention activity at city-center properties in Toronto, Montreal and Vancouver, which are being affected by the after-effects of severe acute respiratory syndrome Canada experienced in 2003.”

“We expect our U.S. and International hotels to continue to benefit from strong industry fundamentals and perform to our original expectations,” said Mr. Fatt. “We now anticipate softer U.S. travel to Canada and as a result are revising our previous guidance to reflect these conditions.”

FHR’s previous 2005 EBITDA guidance of $185 - $195 million has been revised to reflect currently lower expectations with regard to U.S. travel into Canada and greater than forecasted costs associated with stock appreciation rights ($3 million). FHR now estimates that 2005 EBITDA will be approximately $192 million, including the $17 million gain on the land sale which will be recorded in the third quarter. This guidance does not assume any additional real estate sales in the year.

Estimates for net income and diluted earnings per share have been adjusted to $96 million and $1.24 respectively, to reflect the change in EBITDA expectations, a further tax recovery associated with the tax settlement reached in the second quarter that the Company is expecting to record in 2005 and certain other items.

Excluding the tax recovery and the land sale gain, FHR has assumed a 2005 full-year tax rate of approximately 27%.

FHR has provided its 2005 portfolio seasonality information under “Supplementary Financial and Operating Information”.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

FHR will hold a conference call today, July 26, at 2:00 p.m. Eastern Time to discuss its results. To participate, please dial 416.405.9328 or 1.800.387.6216. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on July 26, 2005 through to August 2, 2005 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #3155938. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR's website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. These risks are further described in FHR’s filings with the securities regulators. All forward-looking statements in this news release are qualified by these cautionary statements. The statements are made as of the date of this news release and except as required by applicable law, FHR disclaims any responsibility to update any such forward-looking statements.

1.
Revenue per available room (“RevPAR”) is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company’s financial performance. However, RevPAR is not a defined measure of operating performance under Canadian Generally Accepted Accounting Principles (“GAAP”). It is likely that FHR’s calculation of RevPAR is different than the calculations used by others.

2.
Comparable information is considered to be information for properties that were wholly-owned or fully open under FHR management for at least the entire current and prior year. Comparable information also excludes properties under major renovation that would have a significant adverse effect on the properties’ primary operations. We present these results on a comparable basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels. When presenting comparable information for this quarter, the following properties have been excluded:

•	The Fairmont Kea Lani Maui (sold July 2004)
•	The Fairmont Glitter Bay (sold July 2004)
•	The Fairmont Southampton (reopened on April 11, 2004 after hurricane damage repairs)

3.
EBITDA is defined as earnings before interest, taxes, other expenses and amortization. Income or loss from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company’s financial performance. However, EBITDA is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by others.

The table below provides a reconciliation of EBITDA to net income:

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2005	2004	2005	2004

EBITDA	$50.5	$62.5	$72.7	$96.6
Deduct:
Other expenses	3.3	-	3.3	-
Amortization	16.4	18.0	32.9	37.5
Operating income	30.8	44.5	36.5	59.1

Interest expense, net	6.0	9.0	13.2	19.0
Income tax (recovery) expense	(9.3)	6.5	(6.8)	11.7
Net income	$34.1	$29.0	$30.1	$28.4

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)

ASSETS

	June 30	December 31
	2005	2004
	(Unaudited)
Current assets
Cash and cash equivalents	$69.9	$99.1
Accounts receivable	107.1	90.2
Inventory	15.4	15.5
Prepaid expenses and other	17.1	11.2
	209.5	216.0
Investments in partnerships and
corporations (note 3)	94.5	90.7

Investment in Legacy Hotels Real Estate
Investment Trust	63.3	70.0

Non-hotel real estate	96.8	100.3

Property and equipment	1,426.6	1,435.5

Goodwill	162.0	162.8

Intangible assets (notes 3 and 4)	276.7	245.0

Other assets and deferred charges (notes 3 and 4)	116.0	82.3

	$2,445.4	$2,402.6

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$143.8	$123.9
Taxes payable (note 5)	16.3	35.3
Dividends payable	4.5	4.6
Current portion of long-term debt	4.2	4.1
	168.8	167.9

Long-term debt	475.1	398.0

Other liabilities	96.1	95.7

Future income taxes	94.2	90.6

	834.2	752.2

Shareholders' Equity (note 6)	1,611.2	1,650.4

	$2,445.4	$2,402.6

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Revenues
Hotel ownership operations (note 8 (d))	$177.5	$180.6	$326.2	$336.0
Management operations	14.6	11.6	27.1	21.1
Real estate activities	2.0	18.1	9.5	21.4
	194.1	210.3	362.8	378.5
Other revenues from managed and franchised properties	11.6	8.9	22.2	17.8
	205.7	219.2	385.0	396.3

Expenses
Hotel ownership operations	131.3	129.2	249.2	243.5
Management operations	4.7	3.9	10.4	8.7
Real estate activities	2.4	9.8	8.8	13.2
General and administrative	7.7	8.4	18.3	12.1
Other (note 10)	3.3	-	3.3	-
Amortization	16.4	18.0	32.9	37.5
	165.8	169.3	322.9	315.0
Other expenses from managed and franchised properties	11.2	9.1	21.8	18.2
	177.0	178.4	344.7	333.2
Income (loss) from equity investments	2.1	3.7	(3.8)	(4.0)

Operating income	30.8	44.5	36.5	59.1

Interest expense, net	6.0	9.0	13.2	19.0

Income before income tax expense (recovery)	24.8	35.5	23.3	40.1

Income tax expense (recovery)
Current (note 5)	(13.6)	2.6	(9.3)	5.5
Future	4.3	3.9	2.5	6.2
	(9.3)	6.5	(6.8)	11.7

Net income	$34.1	$29.0	$30.1	$28.4

Weighted average number of common shares outstanding (in millions) (note 6)
Basic	75.0	79.1	75.5	79.1
Diluted	76.1	79.9	76.5	79.9

Basic income per common share	$0.45	$0.37	$0.40	$0.36
Diluted income per common share	$0.45	$0.36	$0.39	$0.36

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income	$34.1	$29.0	$30.1	$28.4
Items not affecting cash
Amortization of property and equipment	15.8	17.3	31.6	36.1
Amortization of intangible assets	0.6	0.7	1.3	1.4
(Income) loss from equity investments	(2.1)	(3.7)	3.8	4.0
Future income taxes	4.3	3.9	2.5	6.2
Tax recovery (note 5)	(14.6)	-	(14.6)	-
Unrealized foreign exchange loss	8.3	10.2	8.1	10.2
Other	(1.7)	(3.5)	(1.3)	(1.0)
Distributions	2.3	-	4.0	-
Changes in non-hotel real estate	(0.9)	0.5	2.1	0.3
Changes in non-cash working capital items (note 7)	(20.6)	(45.3)	(7.4)	(36.3)

	25.5	9.1	60.2	49.3
Investing activities
Additions to property and equipment	(13.6)	(24.2)	(40.2)	(44.0)
Proceeds from sale of property and equipment	0.1	-	8.8	-
Investments in partnerships and corporations	(7.0)	-	(11.2)	-
Collection of loans receivable	-	0.1	-	8.9
Issuance of loans receivable	(1.2)	(2.0)	(32.8)	(7.0)
Investments in intangible assets	(3.9)	-	(26.7)	-

	(25.6)	(26.1)	(102.1)	(42.1)
Financing activities
Issuance of long-term debt	31.2	2.8	79.8	82.7
Repayment of long-term debt	(1.0)	(2.0)	(4.5)	(65.6)
Issuance of common shares	1.4	0.3	2.8	0.6
Repurchase of common shares	(27.9)	(5.4)	(60.7)	(5.4)
Dividends paid	-	-	(4.6)	(3.2)

	3.7	(4.3)	12.8	9.1

Effect of exchange rate changes on cash	(0.1)	(0.1)	(0.1)	(0.2)

(Decrease) increase in cash	3.5	(21.4)	(29.2)	16.1

Cash and cash equivalents - beginning of period	66.4	69.2	99.1	31.7

Cash and cash equivalents - end of period	$69.9	$47.8	$69.9	$47.8

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Balance - Beginning of period	$164.7	$77.5	$189.2	$78.1

Net income	34.1	29.0	30.1	28.4

	198.8	106.5	219.3	106.5

Repurchase of common shares (note 6)	(15.3)	(2.2)	(35.8)	(2.2)
Dividend	(4.5)	(3.2)	(4.5)	(3.2)

Balance - End of period	$179.0	$101.1	$179.0	$101.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.
Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at June 30, 2005, FHR managed or franchised 87 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont") which, as at June 30, 2005, managed 49 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at June 30, 2005.

In addition to hotel and resort management, as at June 30, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 28 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco, Kenya and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at June 30, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

2.
These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below.

Liabilities and equity

On January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's financial statements.

Determining whether an arrangement contains a lease

In 2004, the Emerging Issues Committee issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 for affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on the Company's financial statements.

3.
In May 2005, FHR invested $10.0 in cash for five management contracts, a loan and an approximate 15% interest in a corporation with Kingdom Hotels Investments and IFA Hotels & Resorts. The corporation holds an ownership interest in five Kenyan properties known as The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club.The properties are being managed by Fairmont under long-term management contracts. Based on the relative fair value of the management contracts, the investment interest and the loan, $4.6 of the $10.0 was allocated to the management contracts. The investment of $4.2 is accounted for using the equity method due to significant influence through contractual arrangements. $1.2 was allocated to the loan which has a face value of $5.0, bears no interest and is payable in 2020.

4.
In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to commit approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at June 30, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 related to a loan receivable, due in 2015 and bearing interest at 7.75%.

5.
During the quarter ended June 30, 2005, the Company reached a favorable tax settlement with the Canada Revenue Agency and recorded a $14.6 recovery of current income taxes. In the third quarter, the Company expects to record an additional recovery.

6.	Shareholders' equity

	June 30,	December 31,
	2005	2004

Common shares	$1,135.3	$1,163.1
Other equity	19.2	19.2
Treasury Stock	-	(5.6)
Contributed surplus	142.7	142.4
Foreign currency translation adjustments	135.0	142.1
Retained earnings	179.0	189.2

	$1,611.2	$1,650.4

6.	Shareholders' equity (continued)

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	(in millions)		(in millions)

Weighted-average number of common shares
outstanding - basic	75.0	79.1	75.5	79.1
Stock options	1.1	0.8	1.0	0.8

Weighted-average number of common shares
outstanding - diluted	76.1	79.9	76.5	79.9

Effective October 24, 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. During the six months ended June 30, 2005, FHR repurchased 1,849,300 shares (823,300 during the second quarter). Also, an additional 166,100 shares that were classified as treasury stock at December 31, 2004, were cancelled in 2005. Total consideration relating to the repurchase amounted to $60.7 ($27.9 for the second quarter), of which $27.9 was charged to common shares ($12.6 for the second quarter) and $32.8 was charged to retained earnings ($15.3 for the second quarter). Of the $5.6 of treasury stock outstanding at December 31, 2004, $2.6 was reclassified to common shares and $3.0 to retained earnings in 2005. During the six months ended June 30, 2005, FHR issued 140,053 shares (66,528 for the second quarter) pursuant to the Key Employee Stock Option Plan for which $2.8 was credited to common shares ($1.4 for the second quarter) for proceeds from options exercised.  At June 30, 2005, 74,518,001 common shares were outstanding (December 31, 2004 - 76,393,348).

During the six months ended June 30, 2005, 300,000 stock options were granted (nil in the second quarter), and the cost of this stock-based compensation was recorded based on the estimated fair value of these options. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Reported net income	$34.1	$29.0	$30.1	$28.4
Net income assuming fair value method used	$34.0	$28.9	$29.9	$28.2

Assuming fair value method used
Basic earnings per share	$0.45	$0.37	$0.40	$0.36
Diluted earnings per share	$0.45	$0.36	$0.39	$0.35

7.	Changes in non-cash working capital:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Decrease (increase) in current assets
Accounts receivable	$(29.4)	$(25.9)	$(18.5)	$(25.2)
Inventory	(0.9)	(0.9)	-	(1.3)
Prepaid expenses and other	(7.4)	(8.9)	(6.2)	(7.9)

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	17.5	(9.6)	21.2	(1.9)
Taxes payable	(0.4)	-	(3.9)	-

	$(20.6)	$(45.3)	$(7.4)	$(36.3)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

8.	Segmented Information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of individual properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 28 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes, other expenses and amortization. EBITDA includes income or loss from equity investments. Corporate general and administrative expenses, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	Three months ended June 30, 2005
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total

Operating revenues (d)	$177.5	$-	$2.0	$16.1	$3.4	$-	$(4.9)	$194.1
Other revenues from managed and franchised properties	-	-	-	9.1	2.5	-	-	11.6
								205.7
Income from equity investments	1.0	1.1	-	-	-		-	2.1
EBITDA (b)	42.3	1.1	(0.4)	12.5	2.3	(7.7)	0.4	50.5
Total assets (c)	1,809.1	63.3	102.1	452.2	78.4	-	(59.7)	2,445.4
Capital expenditures	9.3	-	-	4.3	-	-	-	13.6

	Three months ended June 30, 2004
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total

Operating revenues (d)	$180.6	$-	$18.1	$13.7	$3.6	$-	$(5.7)	$210.3
Other revenues from managed and franchised properties	-	-	-	6.2	2.7	-	-	8.9
								219.2
Income from equity investments	0.9	2.8	-	-	-	-	-	3.7
EBITDA (b)	46.6	2.8	8.3	10.8	2.6	(8.4)	(0.2)	62.5
Total assets (c)	1,925.2	96.9	95.9	363.6	73.2	-	(21.1)	2,533.7
Capital expenditures	23.9	-	-	0.3	-	-	-	24.2

	Six months ended June 30, 2005
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total

Operating revenues (d)	$326.2	$-	$9.5	$30.9	$6.1	$-	$(9.9)	$362.8
Other revenues from managed and franchised properties	-	-	-	16.8	5.4	-	-	22.2
								385.0
Income (loss) from equity investments	2.1	(5.9)	-	-	-		-	(3.8)
EBITDA (b)	69.2	(5.9)	0.7	22.7	3.9	(18.3)	0.4	72.7
Total assets (c)	1,809.1	63.3	102.1	452.2	78.4	-	(59.7)	2,445.4
Capital expenditures	34.7	-	-	5.5	-	-	-	40.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

	Six months ended June 30, 2004
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	Inter-segment elimination (a)	Total

Operating revenues (d)	$336.0	$-	$21.4	$26.2	$6.1	$-	$(11.2)	$378.5
Other revenues from managed and franchised properties	-	-	-	12.7	5.1	-	-	17.8
								396.3
Income (loss) from equity investments	0.5	(4.5)	-	-	-	-	-	(4.0)
EBITDA (b)	81.8	(4.5)	8.2	19.5	4.1	(12.1)	(0.4)	96.6
Total assets (c)	1,925.2	96.9	95.9	363.6	73.2	-	(21.1)	2,533.7
Capital expenditures	43.5	-	-	0.5	-	-	-	44.0

(a) Operating revenues include management fees that are charged by Fairmont of $4.8 (2004 - $5.6) and $9.7 (2004 - $11.1) for the three and six months ended June 30, 2005 respectively, and Delta of $0.1 (2004 - $0.1) and $0.2 (2004 - $0.1) for the three and six months ended June 30, 2005 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of inter-segment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to net income is as follows:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

EBITDA	$50.5	$62.5	$72.7	$96.6
Less: Other	3.3	-	3.3	-
Amortization	16.4	18.0	32.9	37.5
Operating income	30.8	44.5	36.5	59.1
Interest expense, net	6.0	9.0	13.2	19.0
Income tax expense (recovery)	(9.3)	6.5	(6.8)	11.7

Net income	$34.1	$29.0	$30.1	$28.4

(c) Hotel ownership assets include $93.9 (2004 - $63.6) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues are as follows:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Rooms revenue	$89.3	$98.4	$169.6	$186.7
Food and beverage revenue	64.0	59.4	113.8	108.0
Other	24.2	22.8	42.8	41.3

	$177.5	$180.6	$326.2	$336.0

9.	FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Pension	$0.5	$0.5	$0.9	$1.0
Other post-employment benefits	0.1	0.1	0.2	0.2

	$0.6	$0.6	$1.1	$1.2

10.
During the second quarter, the Company undertook certain development activities related to a major portfolio acquisition, which the Company did not complete. As a result, $3.3 has been expensed relating to the costs that were incurred for this activity.

11.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

12.	Subsequent event
On July 14, 2005, FHR disposed of a parcel of land in Vancouver for net proceeds and an after-tax gain of approximately $17.

** Index of supplementary financial and operating information to follow **

Fairmont Hotels & Resorts Inc.

Fairmont Hotels & Resorts Inc.
Comparable operating statistics for the three and six months ended June 30, 2005

	Three months ended			Six months ended
	June 30			June 30
	2005	2004	Variance	2005	2004	Variance
OWNED HOTELS
Worldwide 14 properties/ 6,746 rooms
RevPAR	121.88	116.37	4.7%	125.12	116.51	7.4%
ADR	192.43	184.22	4.5%	197.30	186.65	5.7%
Occupancy	63.3%	63.2%	0.1 points	63.4%	62.4%	1.0 points

Canada 7 properties/ 3,336 rooms
RevPAR	112.21	106.23	5.6%	106.73	100.08	6.6%
ADR	170.27	156.93	8.5%	168.42	155.72	8.2%
Occupancy	65.9%	67.7%	(1.8) points	63.4%	64.3%	(0.9) points

U.S. and International 7 properties/ 3,410 rooms
RevPAR	131.34	126.12	4.1%	143.10	132.22	8.2%
ADR	215.92	214.43	0.7%	225.50	218.00	3.4%
Occupancy	60.8%	58.8%	2.0 points	63.5%	60.7%	2.8 points

FAIRMONT MANAGED HOTELS (1)
Worldwide 40 hotels/ 19,843 rooms
RevPAR	128.03	118.24	8.3%	122.58	111.81	9.6%
ADR	188.35	175.47	7.3%	189.88	174.41	8.9%
Occupancy	68.0%	67.4%	0.6 points	64.6%	64.1%	0.5 points

Canada 20 properties/ 10,095 rooms

RevPAR	108.17	101.20	6.9%	95.17	88.29	7.8%
ADR	158.57	146.22	8.4%	152.91	139.05	10.0%
Occupancy	68.2%	69.2%	(1.0) points	62.2%	63.5%	(1.3) points

U.S. and International 20 properties/ 9,945 rooms
RevPAR	148.23	135.48	9.4%	150.29	135.44	11.0%
ADR	218.87	206.75	5.9%	224.65	209.26	7.4%
Occupancy	67.7%	65.5%	2.2 points	66.9%	64.7%	2.2 points

DELTA MANAGED HOTELS (1)
Worldwide 27 properties/ 8,175 rooms
RevPAR	74.18	65.43	13.4%	66.80	59.70	11.9%
ADR	105.74	96.40	9.7%	103.38	94.58	9.3%
Occupancy	70.2%	67.9%	2.3 points	64.6%	63.1%	1.5 points

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Comparable hotels and resorts are considered to be properties that were wholly-owned by or fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:  The Fairmont Southampton; The Fairmont Kea Lani Maui (sold July 2004), The Fairmont Glitter Bay (sold July 2004)
Fairmont Managed:  The Fairmont Southampton; The Fairmont Monte Carlo, The Savoy, A Fairmont Hotel, The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark, Mara Safari Club, The Fairmont Glitter Bay
Delta Managed: Delta Meadowvale, Delta Kitchener and Delta franchised hotels

Fairmont Hotels & Resorts Inc.
2004 hotel ownership revenues and EBITDA adjusted for assets sales

	2004
Revenues	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership revenues adjusted for sold hotels	$131.1	$157.1	$176.8	$137.8	$602.8
Add: hotels sold	24.3	23.4	3.6	-	51.3

Hotel ownership revenues	$155.4	$180.5	$180.4	$137.8	$654.1

	2004
EBITDA	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership EBITDA adjusted for sold hotels	$25.4	$37.9	$54.2	$22.6	$140.1
Add: hotels sold	9.8	8.7	1.5	-	20.0

Hotel ownership EBITDA	35.2	46.6	55.7	22.6	160.1
EBITDA contribution (deduction) from other segments	(1.1)	15.9	7.8	(1.7)	20.9
Total EBITDA	34.1	62.5	63.5	20.9	181.0

Deduct (Add):
Amortization	19.5	18.0	16.8	19.6	73.9
Interest expense, net	10.0	9.0	6.7	7.4	33.1
Gain on sales of investments and hotels sales	-	-	(144.2)	0.5	(143.7)
Income tax expense (recovery), net	5.2	6.5	52.4	(2.2)	61.9

Net Income (loss)	$(0.6)	$29.0	$131.8	$(4.4)	$155.8

Fairmont Hotels & Resorts Inc.
2005 portfolio seasonality information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2005 quarterly EBITDA(1) range guidance
Mid-point of range for hotel operations (excludes gain on land sale)	13%	29%	41%	17%	$175 million(2)

Tax rate(3) (excludes tax recovery and gain on land sale)	-	21%	24%	38%	27%

Notes:

(1)	Given the seasonality of FHR’s portfolio, the information above provides insight into the estimated quarterly breakdown of FHR’s earnings.
(2)	This amount represents the mid-point of the range which may fluctuate +/-$10 million of the mid-point.
(3)
The tax rate will be dependent upon the geographical source of earnings in any one quarter. Quarterly tax rates vary significantly throughout the year due to the seasonality of FHR's earnings and differing tax rates in various jurisdictions. In the first quarter, FHR’s hotels in non-taxable jurisdictions typically generate losses and equity investments usually produce non-taxable losses. This results in an unusual income tax rate in the first quarter.

Assumptions:

▪	The estimates above are based on the current portfolio and do not anticipate any acquisitions or dispositions.

▪	An exchange rate of C$1.25/U.S.$1.00 has been assumed for the year.

▪	Readers should note that the above information is qualified by the forward-looking statement outlined in the Company's public filings.

Fairmont Hotels & Resorts Inc.
Operating statistics for comparable hotels as of June 30, 2005

	First Quarter 2005	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004	2004 Full Year
OWNED HOTELS
Worldwide
RevPAR	$128.41	$116.64	$116.37	$138.53	$102.88	$118.63
ADR	202.22	189.14	184.22	207.65	180.19	190.85
Occupancy	63.5%	61.7%	63.2%	66.7%	57.1%	62.2%

Canada
RevPAR	$101.18	$93.86	$106.23	$173.78	$84.76	$114.93
ADR	166.38	154.37	156.93	220.81	149.14	174.01
Occupancy	60.8%	60.8%	67.7%	78.7%	56.8%	66.0%

U.S. & International
RevPAR	$154.99	$138.33	$126.12	$104.03	$120.60	$122.21
ADR	234.41	221.35	214.43	189.21	210.25	209.27
Occupancy	66.1%	62.5%	58.8%	55.0%	57.4%	58.4%

FAIRMONT MANAGED HOTELS(1)
Worldwide
RevPAR	$117.03	$105.32	$118.24	$128.74	$106.02	$114.64
ADR	191.61	173.22	175.47	189.00	177.85	179.14
Occupancy	61.1%	60.8%	67.4%	68.1%	59.6%	64.0%

Canada
RevPAR	$81.84	$75.18	$101.20	$137.64	$85.61	$100.18
ADR	145.86	130.30	146.22	184.41	144.21	153.43
Occupancy	56.1%	57.7%	69.2%	74.6%	59.4%	65.3%

U.S. & International
RevPAR	$152.37	$135.40	$135.48	$119.62	$126.67	$129.26
ADR	230.63	211.83	206.75	194.72	211.58	206.24
Occupancy	66.1%	63.9%	65.5%	61.4%	59.9%	62.7%

DELTA MANAGED HOTELS (1)
Worldwide
RevPAR	$59.30	$53.98	$65.43	$77.25	$60.95	$64.43
ADR	100.53	92.47	96.40	103.51	100.52	98.53
Occupancy	59.0%	58.4%	67.9%	74.6%	60.6%	65.4%

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Comparable hotels and resorts are considered to be properties that were wholly-owned by or fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:  The Fairmont Southampton; The Fairmont Kea Lani Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004)
Fairmont Managed:  The Fairmont Southampton; The Fairmont Monte Carlo, The Savoy, A Fairmont Hotel, The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark, Mara Safari Club; The Fairmont Glitter Bay
Delta Managed: Delta Meadowvale, Delta Kitchener and Delta franchised hotels

Fairmont Hotels & Resorts Inc.
Summary of Hotel Portfolios

	June 30
	2005	2004
OWNED HOTELS
Worldwide
No. of Properties	15	17
No. of Rooms	7,339	7,861

Canada
No. of Properties	7	7
No. of Rooms	3,336	3,336

U.S. and International
No. of Properties	8	10
No. of Rooms	4,003	4,525

FAIRMONT MANAGED HOTELS (1)
Worldwide
No. of Properties	49	44
No. of Rooms	22,081	21,643

Canada
No. of Properties	21	21
No. of Rooms	10,418	10,422

U.S. and International
No. of Properties	28	23
No. of Rooms	11,663	11,221

DELTA MANAGED HOTELS (1)
Worldwide
No. of Properties	38	38
No. of Rooms	11,243	11,451

(1) Includes hotels owned by Fairmont Hotels & Resorts Inc.

Contacts:	Denise Achonu

Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com